SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 6
                                    --------
                             INTEGRAL SYSTEMS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45810H107
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, 54th Floor
                             New York, NY 10166-3399
                                 (212) 922-8200
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 45810H107
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  1,330,000
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  1,330,000
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,330,000
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)         [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.1%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
-------------------------------------------------------------------------------




         CUSIP No. 45810H107
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Chartwell Capital Investors II, LP (59-3506083)
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  514,906
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  514,906
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  514,906
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)             [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.7%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  PN
-------------------------------------------------------------------------------




INTRODUCTION:

Chartwell Capital Investors II, L.P. ("Chartwell") is filing this amendment to its joint Schedule 13D to disclose that it has submitted a stockholder proposal for inclusion, pursuant to Rule 14a-8, in Integral Systems, Inc.'s (the "Issuer") proxy statement to be distributed in connection with Issuer's 2007 annual meeting. Chartwell's proposal asks that the Issuer's Board take all necessary steps, as soon as possible, to reverse its actions during the final weeks of the former CEO's tenure that had the principal effect of entrenching the Board and disenfranchising shareholders. Chartwell's letter to Issuer's management is attached hereto as Exhibit A. Chartwell is the record owner of 514,906 shares of Issuer's common stock, which exceeds both the 1% and $2,000 market value thresholds of Rule 14a-8.

Chartwell and Mellon HBV Alternative Strategies LLC, a registered investment advisor ("Mellon HBV"), which beneficially owns, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority in excess of 12% of the Common Stock of Issuer (together, the "Reporting Persons") may be deemed to constitute a "group" for purposes of reporting on Schedule 13D. This is amendment number 6 to the report on Schedule 13D that has been filed by Mellon HBV and Chartwell. Each of Mellon HBV and Chartwell retain their respective sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the number of shares reported herein as held by such person; as such, each of Mellon HBV and Chartwell expressly disclaim beneficial ownership of the stock held by the other. The Reporting Persons have previously filed a joint amendment to Mellon HBV's Schedule 13D as a group.

This amendment no. 6 reflects no changes in the previously reported holdings of the Reporting Persons.

ITEM 2.  IDENTITY AND BACKGROUND.

     (i)  (a) Mellon HBV Alternative Strategies LLC ("Mellon HBV")

     (ii) (a) Chartwell Capital Investors II, LP ("Chartwell")

          (b) Chartwell is a Delaware limited partnership with its principal executive offices located at One Independent Drive, Suite 3120, Jacksonville, FL 32202-5009.

          (c) Chartwell is a limited partnership formed for the purpose of making venture capital investments.

          (d,e)During  the last  five years  neither of the  Reporting  Persons, nor, to the best of their respective knowledge, any of their respective directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  Chartwell is organized under the laws of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Chartwell, which has, for several years, been an investor in the Issuer, used working capital funds for purposes of investing in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (i) (a) As of November 20, 2006, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, Mellon HBV beneficially owns 1,330,000 shares of the Issuer's Common Stock, representing approximately 12.1% of the outstanding Common Stock (based on 10,952,236 shares outstanding as reported by the Issuer on its Form 10-Q for its quarterly period ended June 30, 2006). There have been no changes in Mellon HBV's interests in the Issuer since the date of its last amendment to Schedule 13D, filed with the SEC on November 9, 2006.

          (ii)(a) As of November 20, 2006, it may be deemed that Chartwell beneficially owns 514,906 shares of the Issuer's Common Stock, representing approximately 4.7 % of the outstanding Common Stock (based on 10,952,236 shares outstanding as reported by the Issuer on its Form 10-Q for its quarterly period ended June 30, 2006). There have been no changes in Chartwell's interests in the Issuer during the past sixty (60) days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

          Exhibit A    Letter of Chartwell to the Issuer dated November 17, 2006



         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2006

Chartwell Capital Investors II, LP,
a Delaware Limited Partnership

         By: /s/ Kenneth E. Purcell
         --------------------------------
         Name:    Kenneth E. Purcell
         Title:   Managing Director